UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

GENIE ENERGY LTD.
(Name of Subject Company (Issuer))

GENIE ENERGY LTD.
(Name of Filing Person (Offeror))

Class B Common Stock, par value $0.01 per share
 (Titles of Classes of Securities)

372284208
 (CUSIP Numbers of Classes of Securities)

CLAUDE PUPKIN CHIEF EXECUTIVE OFFICER GENIE ENERGY LTD. 550 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. SCHWELL WIMPFHEIMER & ASSOCIATES LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$50,446,587	$6,880.91

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 7,145,409 shares of Genie Energy Ltd. (“Genie”) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for 7,145,409 shares of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”). The amount is estimated based upon the product of (a) $7.06, which is the average of the high and the low price per share of the Preferred Stock on November 21, 2012, the last reported trade before the date of this Offer to Exchange as reported by the NYSE, and (b) 7,145,409, representing the number of shares offered to be exchanged.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 1 for Fiscal Year 2013, issued August 1, 2012, equals $136.40 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $6,880.91
Filing party: Genie Energy Ltd.
Form or registration No.: Schedule TO
Date filed: November 26, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed on November 26, 2012 (as amended from time to time, this “Schedule TO”), as amended by Amendment No.1 to the Schedule TO filed on January 16, 2013, Amendment No. 2 to the Schedule TO filed on February 7, 2013,  Amendment No. 3 to the Schedule TO filed on February 21, 2013 and Amendment No. 4 to the Schedule TO filed on March 6, 2013, which relates to the offer by Genie Energy Ltd., a Delaware corporation (together with its subsidiaries, “Genie” or the “Issuer”), to exchange (the “Exchange Offer”) one share of its currently outstanding Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for one share of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”), up to 7,145,409 shares in the aggregate.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 p.m., New York City time, on March 5, 2013.  American Stock Transfer and Trust Company LLC, the exchange agent for the Exchange Offer, has advised Genie that 313,376 shares of Class B Common Stock were validly tendered and not withdrawn, representing approximately 1% of the total outstanding shares of Class B Common Stock.

All shares that were validly tendered and not properly withdrawn have been accepted for exchange pursuant to the terms of the Exchange Offer. The exchange agent promptly will issue the shares of Preferred Stock in exchange for the shares of Class B Common Stock accepted in the Exchange Offer.

As a result of the completion of the Exchange Offer, based on the final results, Genie will have 19,498,842 shares of Class B Common Stock and 1,917,967 shares of Preferred Stock outstanding as of the time immediately following the exchange of shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIE ENERGY LTD.
By:	/s/ Claude Pupkin
Name:	Claude Pupkin
Title:	Chief Executive Officer

Date: March 11, 2013